SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)


                                   LODGIAN, INC.
             ------------------------------------------------------
                                 (NAME OF ISSUER)


                          COMMON STOCK, PAR VALUE $0.01
             ------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)


                              Common Stock: 54021P205
                          Class A Warrants: 54021P114
                          Class B Warrants: 54021P122
             ------------------------------------------------------
                                 (CUSIP NUMBER)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).





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  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      THIRD AVENUE MANAGEMENT LLC

      (EIN 01-0690900)

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [  ]
       (b)  [  ]
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
  3   SEC USE ONLY

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

                           DELAWARE LIMITED LIABILITY COMPANY

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
                   5 SOLE VOTING POWER

                  461,949 shares of common stock, par value $0.01 per share;
		  714,898 Class A Warrants to purchase 714,898 shares of common
		  stock and 137,580 Class B Warrants to purchase 142,581 shares
		  of common stock
   NUMBER OF     ---------------------------------------------------------------
                 ---------------------------------------------------------------
     SHARES        6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY               NONE
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON       461,949 shares of common stock, par value $0.01 per share;
		  714,898 Class A Warrants to purchase 714,898 shares of common
		  stock and 137,580 Class B Warrants to purchase 142,581 shares
		  of common stock
                 ---------------------------------------------------------------
                 ---------------------------------------------------------------
      WITH        8   SHARED DISPOSITIVE POWER

                           NONE
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           461,949 shares of Common Stock, par value $0.01
           714,898 Class A Warrants
           142,581 Class B Warrants
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
             [    ]

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.6%
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

           IA
- ------------------------------------------------------------------------------

ITEM 1.

     (A) NAME OF ISSUER:

         Lodgian, Inc. (the "Issuer").

     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES OR,IF NONE, RESIDENCE:

         3445 Peachtree Road N.E., Atlanta, GA 30326


ITEM 2.

     (A) NAME OF PERSON FILING:

     This schedule is being filed by Third Avenue Management LLC ("TAM"). (TAM is sometimes referred to hereinafter as "Filer").

     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

     The address of the principal executive office of TAM is: 622 Third Avenue, 32nd Floor, New York, New York 10017-2023.

     (C) CITIZENSHIP:

     The citizenship or place of organization of the reporting person is as follows:

         Delaware Limited Liability Company.

     (D) TITLE OF CLASS OF SECURITIES:

         Common Stock, $0.01 par value per share
         Class A Warrants
         Class B Warrants


     (E) CUSIP NUMBER:

          Common Stock: 54021P205
      Class A Warrants: 54021P114
      Class B Warrants: 54021P122


ITEM 3. IF THIS STATEMENT IS BEING FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (E) Investment Adviser. TAM is registered under section 203 of the Investment Advisers Act of 1940.

ITEM 4.  OWNERSHIP.

     (a) & (b) TAM beneficially owns 461,949 shares, or 6.6% of the issuers common stock par value $0.01; 714,898 Class A Warrants to purchase 714,898 shares of common stock and 142,581 Class B Warrants to purchase 142,581 shares of common stock of securities of the issuer.

           (c)    (i) Common Stock: 461,949

                 (ii) Not applicable.

                (iii) Common Stock:     461,949
                      Class A Warrants: 714,898
                      Class B Warrants: 142,581

                 (iv) Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP  OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 439,629 of the common shares reported by TAM, and Third Avenue Value Portfolio of the Aegon/Transamerica Series Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 22,230 of the shares reported by TAM.

     Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 637,570 of the Class A Warrants reported by TAM, Third Avenue Real Estate Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 44,958 Class A Warrants reported by TAM, and Third Avenue Value Portfolio of the Aegon/Transamerica Series Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 32,370 of the Class A Warrants reported by TAM.

     Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 127,159 of the Class B Warrants as reported by TAM, Third Avenue Real Estate Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 8,966 Class B Warrants as reported by TAM, and Third Avenue Value Portfolio of the Aegon/Transamerica Series Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 6,456 Class B Warrants as reported by TAM.

Class A and Class B warrants may purchase by exercise additional shares of the issuer at different exercise prices.



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            January 16, 2004
                         ---------------------------
                            (Date)




                         THIRD AVENUE MANAGEMENT LLC

                         BY: MARTIN J. WHITMAN
                            ------------------------
                            Martin J. Whitman
                            Chairman and Co-Chief Investment Officer